UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Euroseas, Ltd.

(Name of Issuer)

Common Shares, $0.03 par value

(Title of Class of Securities)

Y23592200

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. Y23592200	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,241,379 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 17,241,379 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,241,379 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(2)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Fund VI, LLC, which is the registered holder of the Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) of Euroseas Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. The Series B Preferred Shares are initially convertible into the number of Common Shares of Euroseas Ltd. reported above.
(2)	Based on (a) 45,723,255 Common Shares of Euroseas Ltd. outstanding as of December 31, 2013 as reported by Euroseas Ltd. in its Current Report on Form 6-K filed with the Securities and Exchange Commission on February 20, 2014, (b) 11,164,868 Common Shares of Euroseas Ltd. subsequently issued and sold in a private placement as reported by Euroseas Ltd. in its Current Report on Form 6-K filed with the Securities and Exchange Commission on March 18, 2014 and (c) 17,241,379 Common Shares of Euroseas Ltd. issuable upon conversion of the Series B Preferred Shares, computed in accordance with Rule 13d-3(d)(1).

CUSIP No. Y23592200	Page 3 of 6

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 31, 2014 (the “Schedule 13D”), relating to Common Shares, $0.03 par value (the “Common Shares”), of Euroseas Ltd., a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 is hereby amended and restated as follows:

(a)-(b) The Common Shares identified pursuant to Item 1 constitute approximately 23.3% of the Common Shares outstanding based on (i) 45,723,255 Common Shares outstanding as of December 31, 2013 as reported by the Issuer in its Current Report on Form 6-K filed with the SEC on February 20, 2014, (ii) 11,164,868 Common Shares subsequently issued and sold in a private placement as reported by the Issuer in its Current Report on Form 6-K filed with the SEC on March 18, 2014 and (iii) 17,241,379 Common Shares issuable upon conversion of the Series B Preferred Shares, computed in accordance with Rule 13d-3(d)(1). The Reporting Person has sole voting and dispositive power over the Common Shares.

(c) There have been no purchases or sales of the Common Shares during the past 60 days by the Reporting Person (or its affiliates).

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 6 is hereby amended and supplemented as follows:

On March 14, 2014, the Issuer completed the sale of 11,164,868 Common Shares to an institutional investor in a private placement for expected net proceeds of approximately $14.4 million. In connection with the private placement, the Issuer entered into an amendment to the Registration Rights Agreement with the Reporting Person (or its affiliates) (the “Amendment to Registration Rights Agreement”), pursuant to which the Issuer agreed to file a shelf registration statement with the SEC within sixty (60) days covering the registrable securities held by the Reporting Person (or its affiliates), and to provide certain piggyback and other registration rights. The exercise of these registration rights is subject to certain notice requirements, timing restrictions and volume limitations among the holders of registrable securities. The Issuer is also obligated to, at the election of the Reporting Person (or its affiliates), facilitate an underwritten offering of registrable securities (including paying customary expenses associated with an underwritten offering).

The foregoing description of the Amendment to Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment to Registration Rights Agreement, which has been filed as Exhibit 4 hereto and is incorporated herein by reference.

CUSIP No. Y23592200	Page 4 of 6

Item 7.	Material to be Filed as Exhibits.

The information in Item 7 is hereby amended and supplemented as follows:

Exhibit 1	Securities Purchase Agreement, dated as of January 26, 2014, by and among the Issuer and the Reporting Person (or its affiliates) and certain other parties thereto (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC by the Issuer on January 29, 2014).

Exhibit 2	Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC by the Issuer on January 29, 2014).

Exhibit 3	Registration Rights Agreement, dated as of January 26, 2014, by and among the Issuer and the Reporting Person (or its affiliates) and certain other parties thereto (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC by the Issuer on January 29, 2014).

Exhibit 4	Amendment to Registration Rights Agreement, dated as of March 14, 2014, by and among the Issuer and the Reporting Person (or its affiliates) and certain other parties thereto (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC by the Issuer on March 18, 2014).

CUSIP No. Y23592200	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2014	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
		Name:	Elizabeth Greenwood
		Title:	General Counsel & Chief Compliance Officer

CUSIP No. Y23592200	Page 6 of 6

EXHIBIT INDEX

Exhibit 1	Securities Purchase Agreement, dated as of January 26, 2014, by and among the Issuer and the Reporting Person (or its affiliates) and certain other parties thereto (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC by the Issuer on January 29, 2014).

Exhibit 2	Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed with the SEC by the Issuer on January 29, 2014).

Exhibit 3	Registration Rights Agreement, dated as of January 26, 2014, by and among the Issuer and the Reporting Person (or its affiliates) and certain other parties thereto (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed with the SEC by the Issuer on January 29, 2014).

Exhibit 4	Amendment to Registration Rights Agreement, dated as of March 14, 2014, by and among the Issuer and the Reporting Person (or its affiliates) and certain other parties thereto (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed with the SEC by the Issuer on March 18, 2014).